UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._____)*

TYG Solutions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873147102

(CUSIP Number)

Dean Petkanas

3805 Old Easton

Doylestown, PA 18902

760-607-8268

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873147102	13D

1.	NAMES OF REPORTING PERSONS Dean Petkanas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,073,626
	8.	SHARED VOTING POWER 1,118,095 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 21,073,626
	10.	SHARED DISPOSITIVE POWER 1,118,095 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,191,721
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001per share (the “Common Stock”) of TYG Solutions Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3805 Old Easton Road, Doylestown, Pennsylvania 18902.

ITEM 2. IDENTITY AND BACKGROUND

(a)This statement is filed by Dean Petkanas (the “Reporting Person”).

(b)The Reporting Person’s address is: 3805 Old Easton Road, Doylestown, PA 18902.

(c)The Reporting Person is an officer and director of Issuer.

(d)The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is the Chief Executive Officer of the Issuer and serves as a member of the Board of Directors of the Issuer.

On July 25, 2018, the Issuer entered into a Share Exchange Agreement (the “Share Exchange”) with Kannalife Sciences, Inc., a Delaware corporation (“Kannalife”) and certain stockholders of Kannalife (the “Kannalife Stockholders”), including Reporting Person, whereby Reporting Person exchanged its shares in Kannalife for 17,323,626 shares of Common Stock of the Issuer.  In addition, Reporting Person exercises shared voting and investment control over Powerlife Phytomedical, LLC and Golden Gate Capital Partners, LLC which acquired 600,000 and 518,095 shares of Common Stock, respectively, in the Share Exchange.

Concurrent with the closing of the Share Exchange, Reporting Person acquired 3,750,000 shares of common stock of the Issuer from a party that held shares of common stock of the Issuer prior to the Share Exchange in a private transaction in exchange for a promissory note issued by Reporting Person in the amount of $135,000.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is a control person of the Issuer. The securities of the Issuer were acquired by the Reporting Person for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.  See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 22,191,721 shares.  The Common Stock represent approximately31.7% of the common stock outstanding of Issuer as of July 25, 2018.  In addition, the Reporting Person holds 75 shares of the Company’s Series B Convertible Preferred Stock.  Each share of Series B Convertible Preferred Stock is convertible into and has voting rights equal to 1,000 shares of Common Stock.

(b)Reporting Person has sole voting and dispositive power over the shares of common stock and preferred stock in which Reporting Person owns.  Reporting Person has shared voting and dispositive power over the shares of common stock held by Powerlife Phytomedical, LLC and Golden Gate Capital Partners, LLC.

(c)See Item 3, above.

(d)Not Applicable.

(e)Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.   Share Exchange Agreement, dated July 25, 2018.*

*Filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K with the Securities and Exchange Commission on July 31, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2018

Date

By: /s/ Dean Petkanas

     Dean Petkanas